UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-08762
CUSIP Number:	46564T107

(Check one):          ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D

☐ Form N-CEN   ☐ Form N-CSR

For Period Ended:	March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Iteris, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	1250 Capital of Texas Hwy., Building 1, Suite 330
City, State and Zip Code:	Austin, Texas 78746

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Annual Report on Form 10-K for the period ended March 31, 2023 (the “Form 10-K”) of Iteris, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense.

The Company is unable to file within the prescribed due date of June 14, 2023, without unreasonable effort or expense, because it requires additional time in completing the preparation and issuance of its financial statements to be included in such Form 10-K. In particular, the Company is evaluating previously recorded amounts in the balance sheet from activity that predates current periods, and any possible adjustment resulting from this evaluation. This matter recently was identified, and the evaluation is not yet complete.

The Company intends to file its Form 10-K for the period ended March 31, 2023 by June 29, 2023 (the extended deadline provided under Rule 12b-25).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kerry A. Shiba	949	270-9457
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Iteris, Inc. has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date	June 13, 2023	By	/s/ Kerry A. Shiba
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)